SCHEDULE 13G

               		Under the Securities Exchange Act of 1934
                  		       (Amendment No. 6)

        		         Vermont Financial Services Corp.

                 			         Common Stock

                       			   	924180-10-2
	                            CUSIP NUMBER


Check the following box if a fee is being paid with this statement (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class )
(See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                          				Page 1 of 5 Pages


     1.  Name of Reporting Person 		Vermont National Bank

     2.  N/A

     3.  N/A

     4.  Citizenship or Place of Organization 	United States National Banking
         Association

         Number of Shares Beneficially Owned By Each Reporting Person With

     5.  Sole Voting Power      			$71,226

     6.  Shared Voting Power			 411,676

     7.  Sole Dispositive Power			 324,744

     8.  Shared Dispositive Power			 158,158

     9.  Aggregate Amount Beneficially Owned
         By Each Reporting Person		 482, 902

     10.  N/A

     11.  Percent of Class Represented By
              Amount in Row 9			  3.6%

     12.  Type of Reporting Person		BK


     Item 1(a).	Name of Issuer:

         		Vermont Financial Services Corp.

     Item 1(b).	Address of Issuer's Principal Executive Officers:

         		100 Main Street
		         Brattleboro, Vermont  05301

     Item 2(a).	Name of Person Filing:

         		Vermont National Bank


                         				Page 2 of 5 Pages


     Item 2(b).	Address of Principal Business Office or, if none, Residence:

         		Vermont National Bank
		         100 Main Street
		         Box 804
		         Brattleboro, Vermont 05302

     Item 2(c).	Citizenship (Place of Organization):

         		Vermont National Bank - United States
		         National Banking Association

     Item 2(d).	Title of Class of Securities:

          	Common Stock

     Item 2(e).	CUSIP Number:

          	924180-10-2

     Item 3.		Category of Person Filing

            		Bank as defined in Section 3(a) (6) of the Act.

     Item 4.		Ownership

     (a)     	Vermont National Bank - 482, 902

     (b)     	Percent of Class:

            		Vermont National Bank - 3.6%

     (c)     	Number of shares as to which such person has:

              (i)    sole power to vote or to direct the vote:

             	       Vermont National Bank - 71,226

          	  	(ii)   shared power to vote or to direct the vote:

             	       Vermont National Bank - 411,676


                           		Pages 3 of 5 Pages


            		(iii)   sole power to dispose or to direct the disposition of:

             	        Vermont National Bank - 324,744

            		(iv)    shared power to dispose or to direct the disposition of:

	           	         Vermont National Bank - 158,158

     Item 5.		Ownership of Five Percent or Less of a Class

            		No Longer Own 5% at this time.

     Item 6.		Ownership of More than Five Percent on Behalf of Another Person:

            		Not Applicable

     Item 7.		Identification and Classification of the Subsidiary which Acquired
              the	Security Being Reported on By the Parent Holding Company.

            		Not Applicable

     Item 8.		Identification and Classification of Members of the Group.

            		Not Applicable

     Item 9.		Notice of Dissolution of Group

            		Not Applicable

     Item 10.	Certification

		     By signing below I certify that, to the best of my knowledge and
		belief, the securities referred to above were acquired in the ordinary
		course of business and were not acquired for the purpose of and do
		not have the effect of changing of influencing the control of the issuer
		of such securities and were not acquired in connection with or as a
		participant in any transaction having such purpose or effect.


                      				Page 4 of 5 Pages



                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this joint statement is true, complete and correct.

VERMONT NATIONAL BANK
(holdings as of 3/18/98)

                                        BY: /s/ John R. Davidson
                                                Senior Vice President and
                                                Senior Trust Officer

					                                   DATE:  March 20, 1998








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